CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
Floating Rate Medium-Term Notes, Series B due October 1, 2021	$1,135,000,000	$147,323

Rule 424(b)(2)

Registration No. 333-222676

Pricing Supplement dated September 28, 2020

(To Prospectus dated January 24, 2018 and Prospectus Supplement dated January 25, 2018)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89236THL2

Principal Amount (in Specified Currency): $1,135,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Issue Price: 100.000%

Initial Trade Date: September 28, 2020

Original Issue Date: October 1, 2020

Stated Maturity Date: October 1, 2021

Initial Interest Rate: The initial interest rate will be based on three month LIBOR determined on September 29, 2020 plus the Floating Rate Spread.

Interest Payment Dates: Each January 1, April 1, July 1 and October 1, beginning on January 1, 2021 and ending on the Stated Maturity Date

Net Proceeds to Issuer: $1,134,659,500

Agent:

BofA Securities, Inc. (“BofA”)

BofA’s Discount or Commission: 0.030%

BofA’s Capacity:

☐	Agent
☒	Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Interest Calculation:

☒	Regular Floating Rate Note
☐	Inverse Floating Rate Note:

Fixed Interest Rate:

☐	Floating Rate/Fixed Rate Note:

Fixed Interest Rate:

Fixed Rate Commencement Date:

☐	Other Floating Rate Note

(See attached Addendum)

Interest Rate Basis:

☐	CMS Rate
☐	CMT Rate
☐	Commercial Paper Rate
☐	Eleventh District Cost of Funds Rate
☐	Federal Funds Rate
☐	Federal Funds OIS Compound Rate
☒	LIBOR
☐	Prime Rate
☐	Treasury Rate
☐	Other (see attached Addendum)

If CMS:

Designated CMS Maturity Index:

If CMT:

Designated CMT Maturity Index:

Designated CMT Reuters Page:

☐	FRBCMT
☐	FEDCMT

If LIBOR:

Designated LIBOR Page: Reuters

Index Currency: U.S. dollars

If LIBOR or Treasury Rate:

Index Maturity: 3 months

Floating Rate Spread (+/-): +0.060%

Spread Multiplier: Not Applicable

Maximum Interest Rate: Not Applicable

Minimum Interest Rate: 0.000%

Initial Interest Reset Date: October 1, 2020

Interest Reset Dates: Each Interest Payment Date

Interest Rate Reset Period: Quarterly

Interest Rate Reset Cutoff Date: Not Applicable

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date

Day Count Convention:

☐	30/360
☒	Actual/360
☐	Actual/Actual

Business Day Convention

☐	Following
☒	Modified Following, adjusted

Business Days: New York and London

Redemption: Not Applicable

Redemption Date(s):

Notice of Redemption:

Repayment: Not Applicable

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: Yes (short-term note)

Specified Currency: U.S. dollars

Minimum Denomination/Minimum Incremental Denomination: $1,000 and $1,000 increments thereafter

If a Reopening Note, check ☐, and specify:

Initial Interest Accrual Date:

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about October 1, 2020.

RISK FACTORS

Your investment in the Floating Rate Medium-Term Notes, Series B, due October 1, 2021 (the “Notes”) involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement, before investing in the Notes.

Uncertainty about the future of LIBOR may adversely affect the return on the Notes and the price at which you can sell the Notes in the secondary market, if one exists.

LIBOR and other interest rates or other types of rates and indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have an adverse effect on any notes linked to such a benchmark.

Furthermore, Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published by the European Parliament and the Council of the European Union on June 8, 2016. The Benchmark Regulation could have an adverse impact on any notes linked to LIBOR, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation, and such changes could (among other things) have the effect of reducing or increasing the rate or level or affecting the volatility of the published rate or level of LIBOR. In addition, the Benchmark Regulation stipulates that each administrator of a benchmark regulated thereunder must be licensed by the competent authority of the member state where such administrator is located. There is a risk that administrators of LIBOR will fail to obtain a necessary license, preventing them from continuing to provide LIBOR as a benchmark or cease to administer LIBOR altogether because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith.

More broadly, any of the international, national, or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks, or lead to the disappearance of certain benchmarks. Uncertainty about the future of benchmarks generally, any of the above changes, or any other consequential changes as a result of international, national, or other proposals for reform or other initiatives or investigations, could have an adverse effect on the value of, and return on, any notes linked to a benchmark and the trading market for such notes.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis is not guaranteed. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR. In the event that a published LIBOR rate is unavailable, the rate on the Notes will be determined as set forth in the accompanying Prospectus Supplement under “Description of Notes—Interest and Interest Rates—Floating Rate Notes—LIBOR Notes.” If a published LIBOR rate is unavailable and banks are unwilling to provide quotations for the calculation of LIBOR as set forth in the accompanying Prospectus Supplement, the rate of interest on the Notes will remain the rate of interest in effect on the applicable Interest Determination Date.

ADDITIONAL TERMS OF THE NOTES

Settlement Date

Toyota Motor Credit Corporation (“TMCC”) expects that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the third U.S. business day following the Initial Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two U.S. business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Initial Trade Date will be required by virtue of the fact that the Notes initially will settle in three U.S. business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Notification under Section 309B(1)(c) of the Securities and Futures Act

Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (“SFA”) - The Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, regulations proposed by the U.S. Treasury Department in December 2018 indicate an intent to eliminate the requirement under “FATCA” of withholding on payments of gross proceeds (other than amounts treated as interest). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.”

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated May 14, 2020 and filed as Exhibit 5.1 to TMCC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2020.